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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section

MAY 04 2017

Washington DC 412

SEC FILE NUMBER
8-67812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Fairview Road, suite 806
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yanique Lawrence 704-708-5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAY -4 PM 2:43
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Yanique Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Partners LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenberg, County

I certify that the following person(s) appeared before me this day, each acknowledging to me that he or she signed the document.


VICKY LYNNE HOLMAN
NOTARY PUBLIC
Union County
North Carolina
My Commission Expires May 27, 2020

Signature

President

Title

Vicky Lynn Holman Vicky Lynne Holman March 1, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC.

INNOVATION PARTNERS, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets	
Cash	$ 315,494
CRD Account	444
Commissions Receivable	509,660
Prepaid Expenses	56,141
Security Deposit	3,328
Total Current Assets	885,067
Property and Equipment	
Furniture and Equipment	2,158
	2,158
Less: Accumulated Depreciation	(240)
Property and Equipment, Net	1,918
TOTAL ASSETS	$ 886,985

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Commissions Payable	$ 444,882
Agent Fees Collected in Advance	117,193
Total Liabilities	562,075
Members' Equity	324,910
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 886,985

See Independent Auditors' Report and Accompanying Notes.

Public